

Purse for the People

MT United States

We believe in using business as a force for good and that fashion can be both beautiful and healthy for the planet. Our aim is to build out manufacturing of earth friendly, bespoke fashion accessories, designed by our customers on-line, assembled in the US and shipped to their door.

We are raising capital in order to complete the build out of manufacturing. We have beta tested the software that allows customers to design their own handbags online (configurator).



#Sustainability   #WomanFounder   #SocialEnterprise
#PublicBenefit/BCorp

$0 FUNDS RECEIVED
of $200,000 maximum target

$50K MINIMUM

60   **0**
DAYS LEFT   INVESTMENTS

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Investment Summary

Convertible Note

Discount: See term sheet in Offering Section

Interest rate: 5%

Maturity date: December 31, 2023

Valuation Cap: N/A

Conversion Provision: see term sheet in Offering Section

*See Offering section below for disclosures

Offering

Convertible Debt

📄 Term Sheet.pdf

Mission

 Our mission is to create fashion that is beautiful, healthy for people, and safe for the environment.

Purse for the People's manufacturing innovation (mass customization) will use natural materials and reduce waste.
Over three million tons of fashion items are disposed of in the US alone every year, and micro-plastics from our clothing are polluting waterways. By making each custom design individually and using natural materials, our focus can rest on: higher quality standards one bag at a time, creating recyclable or biodegradable products and manufacturing with zero overproduction. In short, we are here to change what we wear and how it's made.

Here's How It Will Work:

Step1. **Sourcing:** The natural components and features of each bag are ethically sourced from innovative companies, artisans and indigenous peoples around the world. The materials are carefully selected and meet standards of being biodegradable, or made from recycled materials.

Step 2. **Customization:** Using proprietary software, each customer designs their own handbag. With 5 easy mouse clicks, the style, color and finishes are selected. Each customer's purchase then becomes a reflection of their personal style and we only manufacture what customers buy first.

Step 3. **Assembly in the USA:** Each custom design is brought to life with quality handmade workmanship here in the U.S. and then shipped to our customer's front door anywhere in the US.

customer's front door anywhere in the US.

Click here to preview the customization process our customers will use:
https://purseforthepeople.com/designed-by-you/

Examples of the Materials We Will Use:
Rattan: As a climbing vine, it needs the trees in the rainforest to grow, so it helps keep the forest in tact if we use more of it.
Bemban: This reed is found in tropical estuaries and creates a soft and beautiful mat with traditional designs intricately hand woven into each mat.
Doyo: Plant fibers that are used to create beautiful handwoven textiles.
Hemp: Plant fibers used in textiles extensively in Europe and Asia. Recently cleared for production in the US.
Plant leather: Produced by Smart Materials based in Italy and made from wood fiber.
Water Hyacinth: Grows wild in tropical waterways. Used in traditional weaving arts as mats and baskets.
Cotton: Same fiber we know and love but grown and processed organically. Cotton blends especially well with hemp.
Recycled textiles: Recycled polyester materials which keeps plastics our of our landfills and water.

Investment Perks



$	$	$
$5,000–10,000	**$10,000–20,000**	**$20,000–50,000**
One Free Handbag	One Free Handbag + One Limited Edition Deck Of Goddess Cards	Two Free Handbags + One Limited Edition Deck Of Goddess Cards

$
$50,000–$100,000
Help us design one handbag style. You get to name your own design and collaborate with us to create a style which will be placed into production. Plus you also get two free handbags selected from our existing styles.

All campaigns are minimum or nothing; Purse for the People will only receive funding if the minimum goal is reached.

Key Facts & Financials

- ○ **Manufacturing partner acquired**

- ○ **Configurator built and beta tested (Software To Design Your Own Bag)**

- ○ **Styles developed and tested via our 3D virtual focus group**

- ○ **Sustainable materials and sourcing partnerships established**

- ○ **Brand identity built**

- ○ **Social media profiles with growing following established**

- ○ **Sample bags patterns and tech packs completed**

- ○ **3D design software procured**

📄 Articles1.jpg

📄 Articles2.jpg

📄 Articles 3.jpg

📄 Articles page signature.pdf

- ○ Signature line of fabrics with natural dyes in development

- ○ Indigenous artisans partnerships established

- ○ Our aim is to operate in a way that insures all stakeholders in the business process benefit. Purse for the People's ultimate goal is to operate both profitably and sustainably by taking a broader view. Investors will 1. Help us build and scale an awesome business 2. Benefit from company success 3. Know their money is working for the good of all and creating local jobs.

Purse for the People Story

 Growing up in a Superfund Cleanup Site, I witness the economic struggles of our community and the environmental damages linked to mining in Butte, Montana. This bubbled to the surface for me when I began an in depth search for what might be my life's purpose as I prepared for the sale of my dental practice. My career as a dentist was transitioning, and I realized there was something larger calling me that was tied to my early experience in Butte, and what I witnessed there.
After much research, my personal journey led to a realization. I wanted to be part of a global movement that I had discovered as a Social Entrepreneur. Purse for the People came to life by combining my love for fashion, concern for the environment and desire to use business as a force for good in my local community and beyond. It was like all the puzzle pieces of my life came together in an ahaa moment of creativity and vision for the company that is now Purse for the People.

Testimonials

Laurie Mondloch
Carole is an exceptional person who is working very hard at creating jobs that are environmentally friendly. She wants to help preserve our earth and create jobs for people around the world. I love my purse that I received as a gift from my husband and also love what it stands for.

Paul Lerandeau
Carole is a visionary entrepreneur. I applaud her effort to foster employment and craftsmanship in underemployed areas of the world as well as production of quality merchandise. I purchased a purse from her for my wife. My wife continues to rave about how much she loves the purse and tells me how many compliments she continues to receive. Way to go Carole!

Amanda Kurtis
Video

The Founders



Carole Murphy
Founder/CEO
Carole Murphy left her dental practice in California and returned to her hometown, Butte, Montana in 2015 to launch Purse for the People. Along with Clark Grant, she hosts the public radio program, Heart Stock Radio, a production of KBMF 102.5, which features social enterprise, innovation and using business as a

innovation and using business as a force for good.

Prior to founding Purse for the People, she built and grew a successful dental practice for 13 years. In addition to her dental practice, she has been involved with various entrepreneurial activities as a DIY rancher and and as a science tutor. Prior to attaining her Doctorate at the University of Maryland Dental School, she was a 7th grade science teacher in Potomac Maryland and worked on Capitol Hill as an assistant to Congressman Norman Mineta.

The Team



Kimberly Mitchell-Catlett

Manufacturing

Kimberly Mitchell-Catlett, Founder of Bella Modi, LLC, has 20+ years of experience in marketing and product development. Initially starting her fashion journey in footwear, she is now specializing in the production of bags and leather goods at her manufacturing facility in Boise, ID. Kimberly is heavily focused on helping brands get their products from ideation thru production, primary working with Brands that need lower volume production or customization options. Kim's capabilities include pattern making, product design, tech pack development, sample making and manufacturing.



Kevin Cook

3D Modeling and Prototyping

Born in Lake Charles Louisiana, Kevin Cook was raised on a bayou until age 8 when his family moved to Butte Montana, which he now considers his hometown. After graduating from High School, he learned a trade and worked as a carpenter for 35 years building homes, businesses and industrial projects in Texas, Louisiana, Oregon, Washington and Montana. He married and had a daughter in 1992 who he raised as a single father. After an injury, he retired from carpentry and enrolled in college at age 53, studying 3D drafting and design, which he now uses to help companies develop consumer products. Another one of his passions in life is music. He's played guitar and various other brass and string instruments since age 9 and now manages a music store in his hometown.



Dwi Pravita Ganatri

Sourcing

Dwi Pravita Ganatri has an extreme passion for nature and indigenous cultures. From the biodiversity of tropical ecosystems, to local people and their cultural connection to the forest. Through her various endeavours, working to protect Indonesia's diverse ecology, she's learned how to adapt and work with diverse teams. She's worked for the United Nations Development Program, developing strategies and mainstreaming Redd+ (Reducing Emissions from Deforestation and Forest Degradation) and as a online media journalist. When she's not sourcing materials and fabrics for our handbags, she's working to protect the diverse populations of endangered species found on the island states of Indonesia at her current position with Jakarta University.



Jenny Kasson

Funding/Legal

Jenny Kasson has over two decades of experience as an attorney and advisor for mission-driven enterprises. Jenny is certified as a coach by the International Association of Women in Coaching as well as an author. She earned her J.D. from Yale Law School and a masters degree in City and Regional Planning from the University of California at Berkeley. Jenny is also a fellow at Democracy Collaborative and the co-founder of the Force for Good Fund.



Violeta Villacorta

Designing

With a design career that expands over 20+ years, designer Violeta Villacorta has been at the forefront of sustainable fashion since the 90s. Violeta works with companies that are leaders in sustainability, addressing environmental and social issues, while creating successful apparel and accessory collections, developing products that generate sustainable financial growth, while helping to minimize our negative impact on our planet.

Violeta also works with indigenous Amazon rainforest artisans, bringing their artistry to market outside of their remote communities. Violeta ls helping develop designs and creative vision for Purse for the People.



Jen Prigge

Accounting

Jen Prigge has been employed as a CPA at Prigge & Otten, PC since 2015, specializing in financial accounting. Previously, she worked at Headframe Spirits as COO/CFO and as Controller/CFO at Crowley Design Group, both of which are small businesses in Butte, Montana. In her current position, Jen finds working with entrepreneurs and small businesses particularly rewarding. Jen graduated summa cum laude from the University of Montana with an MBA in 2007 and a Bachelor's Degree in Accounting in 2002.



Lynnete Bushman

Sourcing

Lynette Bushman, President of LJ Sourcing Agency Inc (LJS), started working in the textile industry when she developed a line of women's purses in 2005 as a master seamstress. During the process of manufacturing the purses, she learned the ins and outs of the manufacturing industry. She started LJS to help companies get their products developed and on the market. LJS has developed many kinds of consumer goods including electronics, paper goods, pet products and wood, plastic and metal goods and apps. They have the practical knowledge of what the factories are looking for in patterns/production/CAD.



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